DAIRY FRESH FARMS, INC.
                            413 CHURCHILL AVENUE N.,
                                OTTAWA, ONTARIO,
                                 CANADA K1Z 5C7
                                   VIA EDGAR

                                  July 13, 2006
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         Division of Corporation Finance
                      100 F Street, Washington, D.C. 20549
                           Re: DAIRY FRESH FARMS, INC.


          Request to Withdraw Registration Statement on Form SB-2 (RW)
                           SEC File Number 333-111486

                              Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), DAIRY FRESH FARMS, INC. (f/k/a/ Northwest horizon Corporation") (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-111486), which was initially filed with the Securities and Exchange Commission (the "Commission") on January 27, 2006 along with any amendments and exhibits (the "Registration Statement").

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants' account to be offset against the filing fee for any future registration statement or registration statements.

The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant confirms that no securities were sold in the registered offering, neither the Registrant nor any person acting on the Registrant's behalf will commence a private offering earlier than 30 calendar days after the effective date of withdrawal of the registration statement under Rule 477, and, if and when a private offering is made, the Registrant will notify each offeree in the private offering that the offering is not registered under the Securities Act of 1933, the securities will be "restricted securities" (as that term is defined in Rule 144(a)(3)) and may not be resold unless they are registered under the Securities Act of 1933 or an exemption from registration is available, purchasers in the private offering do not have the protection of Section 11 of the Securities Act of 1933; and a registration statement for the abandoned offering was filed and withdrawn, specifying the effective date of the withdrawal.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrants' counsel, Joseph I. Emas at (305) 531-1274.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 613-724-2484, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours,

                                                   /S/ ROBERT C. HARRISON
                                                   ----------------------
                                                   By: ROBERT C. HARRISON
                                                   President, CEO, Director